Exhibit (a)(15)


                            MILDRED B. HOREJSI TRUST
                         C/O BADLANDS TRUST COMPANY, LLC
                       3301 C STREET, ANCHORAGE, AK 99501


Dear fellow shareholders:

     By now you have received a package of documents from the Mildred B. Horejsi Trust in which we are offering to purchase all of your shares of the Putnam California Investment Grade Municipal Trust ("PCA") at a cash price of $14.16 per share. We urge you to tender your shares in our offer and to read the offering documents before making your decision.

     You may have also received materials from PCA's trustees making recommendations regarding our offer. The trustees want you to hold your shares so that PCA can be merged into a Putnam open-end fund, which they think would mean you might earn an additional 4.4% if the merger is successful. If this happens, your assets would continue to be managed by Putnam. The trustees do not offer a coherent explanation for their flip-flop from just a few months ago when they advised shareholders that "the continued operation of the fund as [a] closed-end fund is in the best long-term interests of the fund's shareholders." You should ask yourself what's to keep the trustees from flip-flopping again on this issue and abandoning the promised merger. Can you really trust people who flip-flop when it's in their best interest and convenient to do so? The trustees stated that the "benefits [of PCA remaining a closed-end fund] include the ability to maintain a stable pool of assets and remain more fully invested in longer-term, higher-yielding securities than would be possible if the fund were open-end[ed.]" How could this have been true a few months ago and not true today?

     The trustees fail to mention that a merger with an open-end counterpart will end PCA's use of leverage. PCA's most recent semi-annual report says that PCA "uses leverage -- that is, it invests with funds raised by issuing preferred shares -- in an effort to take greater advantage of investment opportunities". Open-end funds cannot use leverage, and thus PCA shareholders will lose the benefits of leverage once the merger occurs. We believe that leverage is an important asset. Shareholders pay a substantial cost for issuing leverage and it should not be wasted. Merging into an open-end fund necessarily means throwing away this substantial sunk cost.

     Finally, as discussed below, we believe that keeping your assets with Putnam does not make long-term economic sense for you. Here are the reasons why we believe you should tender your shares:

     1. Our offer is no longer subject to any minimum number of shares being tendered(1).

     2. You will realize cash on your shares now, and not wait several months(2) crossing your fingers that the merger happens. There are two risks in waiting for the merger: First, the risk that the trustees don't follow through with their promise to merge (or the merger is voted down by shareholders) and, second, the risk that, after the merger happens or does not happen, the per-share NAV will be less than our offer price. Do you really want to take these risks? If you tender your shares with us, you can walk away with cash and avoid these risks.

     3. The trustees are asking you to risk your investment so they can merge your shares with those of another Putnam fund managed by the same investment adviser that manages PCA. Given PCA's abysmal results and peer group rankings by Morningstar, we believe the trustees' recommendation runs contrary to your long-term best interests and clearly indicates that the trustees are more concerned with Putnam retaining management of your assets than maximizing your share value. This is underscored by the fact that the independent trustees own only a handful of shares of PCA. Filings with the SEC show that the independent trustees own an average of less than 140 shares each. This says a lot about what the independent trustees think about the manager, Putnam Management, and the future of PCA.

     4. PCA's 1-year return on NAV as of 12/31/06 was 6.03%, outperforming its benchmark(3) by 1.19%. The trustees want to merge your shares of PCA into the open-end Putnam California Tax Exempt Income Fund. This fund performed worse than the same benchmark for 6 out of the past 7 calendar years and underperformed PCA for 5 of the last 7 years. In contrast, the closed-end funds controlled and managed by the Horejsi family(4) outperformed their respective indices for 6 out of the past 7 years (BTF) and 3 out of the past 4 years (BIF)(5). BIF's 1-year return on NAV was 26.4% for the period ending 12/31/06, beating the S&P 500 index by 10.6% for the same period. BTF's 1-year return on NAV was 19.9%, beating the S&P 500 Index by 4.1% for the same period. Of course, past performance is no guarantee of future results, and we caution you that BIF and BTF have had substantially different investment objectives than PCA and the Putnam open-end fund and, consequently, investment returns are not directly comparable.

          Although no one can predict with any certainty whether investments will appreciate or decline in value going forward, PCA's trustees think that you are better served by owning shares in a fund which has fared even more poorly than PCA! We are offering you approximately 96% of the net asset value of your shares now or a chance at a new direction in fund management.

     5. As discussed above, the trustees have already considered and rejected a proposal very similar to their latest recommendation. Their flip-flop adoption of a proposal they said was a bad idea just several months ago should raise questions; we believe our offer makes more sense for you.

     6. Under PCA's declaration of trust and under the Federal laws governing PCA, it is apt to be very difficult and time-consuming to merge PCA into an open-end fund. We believe the trustees' proposal to merge PCA will fail for lack of shareholder support and thus the 4.4% gain down the road the trustees talk about may be illusory. The Trust will not vote in favor of the proposed merger. The true purpose of the trustees, we believe, is to keep your money under their management. We think the trustees' proposal is solely a response to our tender offer. If our tender offer fails, we think, based on the trustees' recent flip-flopping, there is a very real risk that they will drop the merger proposal or allow it to fail, and as a result PCA's market price and discount will sink back to the level prior to our tender.

     7. The trustees recommend that PCA be kept under Putnam's management. Putnam has been accused of excessive short-term trading and will pay a total of at least $193.5 million in penalties and restitution for these open-end fund abuses. As recently as January 9, 2007, Putnam was forced to agree to a settlement on charges of breach of fiduciary duty to you. Do you really want the people with this track record looking after your money?

     8. In the three year period through October 2006, Putnam's U.S. stock funds returned less than those of 18 of the 20 largest fund firms, according to a ranking by Russel Kinnel, a Morningstar analyst. Putnam's investors have redeemed more than $159 billion during that period. The shareholders in those open-end funds had a chance to escape. Again, we are giving shareholders the opportunity to get out of PCA now at a fair price relative to the fund's NAV. As of November 2006, Putnam dropped from the fourth-largest mutual fund company to the 21st by assets among fund managers, according to the Investment Company Institute. According to their own documents, they anticipate additional withdrawals in 2007 of $900 million. We believe our offer gives you an opportunity to redeem your shares at a fair price close to NAV and move PCA in a new direction.

     We believe that shareholders of PCA deserve a fresh start. We are making our offer because we intend to acquire control of PCA so that we may take PCA in a new direction with investment advisers solely dedicated to the management of closed-end funds. One of the changes we will propose to implement if we acquire control of PCA is to change PCA's investment policies to permit PCA to invest in securities other than California municipal bonds. THIS CHANGE IS LIKELY TO RESULT IN NONE OF PCA'S DIVIDENDS BEING EXEMPT FROM EITHER FEDERAL OR CALIFORNIA INCOME TAXES.

     We urge you to tender your shares in our offer and to read the offering documents before making your decision. If you need documents or further information, you may contact Morrow & Co., Inc., our information agent, at (800) 607-0088 (banks and brokers should call (203) 658-9400).



                                   Mildred B. Horejsi Trust

                                   February 8, 2007



FOOTNOTES:

     (1) Our original offer contained the condition that "if the number of shares tendered is less than 25% of the outstanding shares, we may determine, based on our sole discretion, that the number of shares tendered as a result of this Offer are insufficient for us to meet our goals as set forth herein[.]" We have removed this condition and thus our offer is not subject to any minimum number of shares being tendered.

     (2) In a recent press release, PCA indicated that the merger would be completed in June 2007.

     (3) The Lehman Municipal Bond Index.

     (4) Boulder Growth & Income Fund, Inc. (NYSE:BIF) and Boulder Total Return Fund, Inc. (NYSE:BTF).

     (5) The Horejsi family trusts gained control of BIF in 2002.